UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description August 2022 Operational Update dated 9 September 2022

Press Release

9 September 2022

Argo Blockchain plc

("Argo" or "the Company")

August 2022 Operational Update

Helios Hosting Agreement

Strategic Hosting Agreement

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has entered into a strategic hosting services agreement (the "Hosting Agreement") with an undisclosed third party.

As part of the Hosting Agreement, Argo will host and operate mining machines owned by the said third party at its Helios facility in Dickens County, Texas. Argo has committed to providing the undisclosed third party with up to 32 MW of power capacity, which is enough electricity to power more than 10,000 mining machines. The Hosting Agreement includes a profit-sharing arrangement whereby Argo receives 25% of the net profits generated from the Bitcoin mined by the hosted mining machines. This arrangement ensures the alignment of both parties.

Operational Update

During the month of August, Argo mined 235 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 219 BTC in July 2022. The increase in BTC mined is primarily due to an increase in total hashrate capacity at the Helios facility compared to the previous month. The Company is continuing to install the new Bitmain S19J Pro machines at Helios, having achieved a total hashrate capacity of 2.5 EH/s by the end of August. Argo remains on track to complete the installation of the Bitmain machines by October 2022, which will increase its total hashrate capacity to 3.2 EH/s.

As of 31 August 2022, the Company held 1,098 Bitcoin, of which 244 were BTC Equivalents. The Company closely monitors market conditions and is actively using a variety of derivatives to manage BTC holdings and mitigate risk exposure.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in August amounted to £4.39 million [$5.23 million*] (July 2022: £3.89 million [$4.73 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 20% for the month of August (July 2022: 37%). This reduction in mining margin was driven by two factors: an 11% decrease in the price of Bitcoin and high power costs at Helios. As discussed on the Company's recent earnings call, Argo's power purchase agreement (PPA) at Helios provides for electricity at spot power prices, which are significantly higher than in previous years. In August 2022, spot power prices in West Texas averaged nearly $0.09 per kWh, which is nearly three times the average price during the month of August in prior years.

While many factors determine the spot power price in Texas, one of the primary factors is the price of natural gas. During the month of August 2022, natural gas prices were 204% higher than the average price during the month of August in 2018 - 2021. The higher natural gas prices can be attributed to several factors, including the war in Ukraine and low natural gas storage levels in the US.

Peter Wall, Chief Executive at Argo Blockchain, said, "The increase in BTC mined this month reflects the hard work put in by our operations team. The new Bitmain SJ19 Pros are already showing great promise, and we look forward to unlocking their full potential in the coming months as we complete their installation. Additionally, we are excited about our strategic hosting agreement, which enables us to utilize excess capacity at Helios and further increase our hashrate."

"While our mining margin is lower than expected, the recent high natural gas and electricity prices are a temporary reflection of broader market dislocations, and we are confident that electricity prices will align with historical trends in the near future. Further, electricity prices are seasonal, and we expect prices to decrease as temperatures come down through the cooler months. We will continue to monitor the market and evaluate our options for securing a long-term fixed price PPA."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of July 2022 and August 2022.

	Month Ended 31 July 2022		Month Ended 31 August 2022
	£ (000s)	$ (000s)	£(000s)	$ (000s)
Gross profit/(loss)	3,643	4,433	(4,471)	(5,334)
Gross Margin	94%	94%	(110%)	(110%)
Depreciation of mining equipment	1,201	1,461	1,644	1,961
Change in fair value of digital currencies	(1,886)	(2,295)	2,944	3,512
Realised (profit)/loss on sale of digital currencies	(1,500)	(1,826)	765	913

Mining Profit	1,458	1,773	882	1,052
Bitcoin and Bitcoin Equivalent Mining Margin	37%	37%	20%	20%

(1) Due to unfavourable changes in the fair value of BTC there was a loss on the change in fair value of digital currencies in August 2022. In July 2022, there was a favourable change in fair value of BTC and a gain on the change in fair value of digital currencies.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 September, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel